Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-236688, 333-208684, 333-223052 and 333-230006) on Form S-8 of the Marriott Retirement Savings Plan of our report dated June 18, 2020, with respect to the statements of net assets available for benefits of the Marriott Retirement Savings Plan as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related supplemental schedule as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Marriott Retirement Savings Plan.

/s/ Mayer Hoffman McCann P.C.
Phoenix, AZ
June 18, 2020